COR Clearing LLC

(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2018 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Managers of
COR Clearing LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of COR Clearing LLC (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 28, 2018

We have served as the Company's auditor since 2002.

COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

CASH AND CASH EQUIVALENTS	$	6,870,469
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS		124,247,721
DEPOSITS WITH CLEARING ORGANIZATIONS		5,720,861
SECURITIES OWNED - At fair value		6,079,274
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		32,393,664
RECEIVABLE FROM CUSTOMERS		267,009,767
SECURITIES BORROWED		45,638,110
NOTES RECEIVABLE		1,637,713
PROPERTY AND EQUIPMENT - Net of accumulated depreciation and amortization of $2,918,342		2,145,457
GOODWILL		17,754,395
OTHER ASSETS		3,041,623
TOTAL ASSETS	$	512,539,054

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO BANKS	$	72,000,000
PAYABLE TO CUSTOMERS		274,399,204
SECURITIES LOANED		90,255,667
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		22,208,306
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		5,678,103
TOTAL LIABILITIES		464,541,280
MEMBER'S EQUITY		47,997,774
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	512,539,054

See notes to statement of financial condition.

COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018

1. **BASIS OF PRESENTATION AND NATURE OF OPERATIONS**

   Basis of Presentation — COR Clearing LLC (the "Company") is a wholly-owned subsidiary of COR Securities Holdings, Inc. (the "Parent") and is headquartered in Omaha, Nebraska.

   Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Cash and Cash Equivalents — The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

   Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

   Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition. The customer receivables are recorded net of an allowance for doubtful accounts of $653,383.

   Securities Owned — Securities owned that are readily marketable are valued at fair value based on quoted market prices and recorded on a trade date basis. Those that are not readily marketable are carried at fair value based on management's estimate of fair value. As of June 30, 2018, the Company had Securities Owned with a fair value of $2,994,847 on deposit with the Options Clearing Corporation ("OCC") for option contracts written or purchased in customer accounts. The securities cannot be sold or repledged by the OCC.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and Equipment — Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Income Taxes — The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity, under the entity classification domestic default rules. The income and losses of the Company pass through to the member who incurs the tax obligation or receives the tax benefit. The Company has determined that no material uncertain tax positions exist as of June 30, 2018. The Company's open tax years for federal and state income tax purposes are calendar years 2013 through 2017. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions, should any exist, in Accounts Payable and Accrued Liabilities.

Goodwill — The Company has goodwill recorded from a December 28, 2011 purchase transaction. The Company tests goodwill for impairment on an annual basis as of December 31 or when there is evidence that events or changes in circumstances indicate that the carry amount of the asset may not be recoverable. Recoverability of goodwill is measured using a discounted cash flow model and a guideline companies market multiple approach. The calculated fair value was substantially in excess of the current carrying value and there was no impairment recorded for the year ended June 30, 2018.

Recently Issued Accounting Pronouncements —

In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment,* which is intended to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the amendments in this ASU, an entity should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity will still have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative test is necessary. ASU 2017-04 should be applied prospectively and is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 will be effective for the Company's fiscal year beginning July 1, 2020. The Company does not expect this ASU to have a material impact on its statement of financial condition.

In November 2016, the FASB issued ASU 2016-18, *Restricted Cash*. This ASU will amend the guidance in ASC Topic 230, *Statement of Cash Flows*, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU will require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. An entity will also be required to disclose information regarding the nature of the restrictions. ASU 2016-18 requires retrospective application and is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-18 on July 1, 2018 and the adoption did not have a material impact on the statement of financial condition.

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on July 1, 2020. The Company is currently assessing the impact this ASU will have on its statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which replaces the existing guidance in ASC 840, *Leases*. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact that ASU 2016-02 will have on its statement of financial condition and related disclosures.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2018:

Receivable:		
Brokers and dealers	$	8,263,936
Clearing organizations		21,867,318
Securities failed to deliver		2,262,410
	$	32,393,664
Payable:		
Brokers and dealers	$	15,179,959
Clearing organizations		320,791
Securities failed to receive		6,707,556
	$	22,208,306

Receivables related to securities are collateralized by the underlying securities. Management has made a determination that no allowance for bad debts is necessary.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company does not have any Level 1 assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include: debt obligations of U.S. government and agencies and state and municipal obligations.

Level 3 — Inputs are unobservable for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2018, the Company's assets measured at fair value consist of the following:

Assets:	Level 1	Level 2	Level 3	Total
Equities	$ -	$ -	$ 2,430,597	$ 2,430,597
State and Municipal obligations	-	653,830	-	653,830
U.S. Government and agency securities	-	2,994,847	-	2,994,847
Total assets at fair value	$ -	$ 3,648,677	$ 2,430,597	$ 6,079,274

For the year ended June 30, 2018, there were no transfers in or out of Level 1, 2, or 3.

The fair value of all other financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned, payable to banks and notes receivable approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2018:

Furniture and equipment	$	1,262,325
Capital leased assets		1,754,872
Assets in Progress		978,318
Software		1,068,284
		5,063,799
Less accumulated depreciation and amortization		(2,918,342)
	$	2,145,457

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2018, the Company had net capital of $21,646,247 which was $16,113,527 in excess of the required net capital requirement of $5,532,720. The Company's percentage of net capital to aggregate debit items was 7.8%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2018, the Company had a deposit requirement of $112,007,339 and maintained a deposit of $210,462,556. On July 3, 2018, the Company made a withdrawal of $116,496,294.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At June 30, 2018, the Company had a deposit requirement of $11,063,793 and maintained a deposit of $7,751,427. On July 2, 2018, the Company made a deposit of $3,800,000.

7. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2018:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Collateral	Net Amount
Assets:					
Securities borrowed	$ 45,638,110	$ -	$ 45,638,110	$ (45,638,110)	$ -
Liabilities:					
Securities loaned	$ 90,255,667	$ -	$ 90,255,667	$ (90,255,667)	$ -

The securities loaned transactions represent equities with an overnight and open maturity classification.

8. BENEFIT PLANS

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Managers.

9. PAYABLE TO BANKS

The Company has a total of $130,000,000 uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2018, borrowings outstanding totaled $57,500,000. These credit facilities bear interest at rates based on the Federal Funds rate and are due upon demand. One credit facility with a line of $40,000,000 expires June 2019. The remaining credit facilities have no expiration.

The Company has a $35,000,000 committed unsecured line of credit available for limited purpose borrowing. As of June 30, 2018, borrowings outstanding totaled $14,500,000. This credit facility bears interest at rates based on the Federal Funds rate and are due upon demand. This credit facility expires in November 2018.

10. COMMITMENTS AND CONTINGENCIES

The Company maintains various operating and capital leases, which expire at varying dates from July 2018 to August 2023. Capital leased assets of $490,217, net of $1,264,655 of accumulated depreciation, are included in Property and Equipment, Net on the statement of financial condition.

Following is a schedule of the remaining lease payments:

Years Ending
June 30

	Operating Leases	Capital Leases
2019	$ 750,563	$ 223,125
2020	649,631	143,530
2021	596,854	104,151
2022	88,893	24,693
Thereafter	102,672	-
Total future minimum obligations	$ 2,188,613	$ 495,499
Present Value of Future Minimum Capital Lease Payments		$ 495,499

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis

subject to balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2018, non-customer and customer margin securities of approximately $439,487,940 and stock borrowings of approximately $45,638,110 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $90,255,267 of these available securities as collateral for securities loaned, $232,023,511 for bank loans, and $9,346,901 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. SUBSEQUENT EVENTS

Subsequent events related to the statement of financial condition has been evaluated for recording and/or disclosure through the date the statement of financial condition was issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures except for as follows: The Company made capital distributions on July 6, 2018, August 2, 2018 and August 15, 2018 that totaled $1,900,000.

* * * * * *

The Statement of Financial Condition filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 is available for inspection at the Company's main office located at 1200 Landmark Center, Omaha, NE 68102 and at the Denver Regional Office of the Securities and Exchange Commission.